September 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:	Comment Letter dated August 30, 2017 regarding Eros International PLC Registration Statement on Form F-3 Filed August 4, 2017 (File No. 333-219708) and Annual Report on Form 20-F Filed July 31, 2017 (File No. 001-36176)

Dear Ms. Parker:

Eros International PLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2017 (the “Registration Statement”) and the Company Annual Report on Form 20-F filed with the Commission on July 31, 2017 (the “Annual Report”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Registration Statement.

General

1.	We note your disclosure on page 26 of the Form 20-F for the year ended March 31, 2017, which has been incorporated by reference into the Form F-3. Specifically, you state that the impact of the discussed indirect transfer provisions would need to be separately evaluated under the tax treaty scenario of the country of which the shareholder is a tax resident. Please revise to disclose the information required by Item 10.E. of Form F-3 and Item 10.E. of Form 20-F with respect to Indian tax consequences to which U.S. holders may be subject, or advise.

Response:

We note the Staff’s comment, and in response thereto, have revised the referenced text as requested and included the updated disclosure on pages 4 - 5 of the Amendment. We further note that we will include the disclosure, as revised, in our future reports filed under the Securities of Exchange Act of 1934, as amended, that include risk factor disclosure, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

Form F-3

Exhibit 5

2.	We note the disclosure on page 14 of your registration statement and Section 12.08 of Exhibit 4.5 that the indenture will be governed by New York law. We also note that counsel has limited its opinion to Isle of Man law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreement pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the indenture and debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Response:

In response to the Staff’s comment, we have filed the opinion of Gibson, Dunn & Crutcher LLP as Exhibit 5.2 to the Amendment.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at + 44 793 956 1636 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Jyoti Deshpande

Jyoti Deshpande
Group Chief Executive Officer & Managing Director

Cc:	Peter Wardle, Esq.

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